

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

<u>Via Facsimile</u>
John P. Tavlarios
President
General Maritime Corporation
299 Park Avenue
New York, New York 10171

> **Re: General Maritime Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 1-34228**
> **Response Letter Dated June 14, 2011**

Dear Mr. Tavlarios:

      We refer you to our comment letter dated June 3, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance